EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

Video Display Corporation

Tucker, Georgia

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-8 of our report dated June 14, 2005, except as to Note 2, which is as of June 8, 2006, relating to the consolidated balance sheet of Video Display Corporation and subsidiaries as of February 28, 2005, and the related consolidated statements of operations and shareholders’ equity and cash flows for each of the years in the two year period ended February 28, 2005 appearing in the Company’s Annual Report on Form 10-K for the year ended February 28, 2006.

/s/ BDO Seidman, LLP

Atlanta, Georgia
October 19, 2006